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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 AMENDMENT NO. 1
                                    FORM S-4


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                                   INTUIT INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                             7372                     77-0034661
(State or other jurisdiction of     (Primary Standard Industrial      (I.R.S. employer
 incorporation or organization)      Classification Code Number)     identification no.)

                             ----------------------

                               2535 GARCIA AVENUE
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 944-6000
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              --------------------

                             CATHERINE L. VALENTINE
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                         2550 GARCIA AVENUE, M.S. 52028
                                  P.O. BOX 7850
                      MOUNTAIN VIEW, CALIFORNIA 94039-7850
                                 (650) 944-6656
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              --------------------

                                   Copies to:
                            GORDON K. DAVIDSON, ESQ.
                            KENNETH A. LINHARES, ESQ.

                         KATHERINE TALLMAN SCHUDA, ESQ.

                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                           PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600

                              --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                              --------------------

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

               If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

               If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

                              ---------------------

               THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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



THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                   SUBJECT TO COMPLETION, DATED MARCH 19, 1999

PROSPECTUS



                                  $500,000,000



                                   INTUIT INC.



                                  COMMON STOCK

                                  -------------



        This prospectus covers up to $500,000,000 in shares of Intuit common stock that Intuit may offer and issue from time to time to acquire assets or businesses. Intuit may pay for these assets or businesses with common stock, stock options, cash, notes, assumption of liabilities and/or other forms of payment. Anyone who receives shares of Intuit Common Stock under this prospectus (and anyone to whom they give shares) may also use this prospectus, with Intuit's permission, to resell the shares.



        The terms for acquiring assets or businesses will be determined by negotiations between Intuit and the owners of the assets or businesses. Shares of Intuit common stock issued to pay for any assets or businesses will be valued at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a specific period of time before Intuit delivers the shares.



        Intuit does not expect to pay underwriting discounts or commissions for the shares covered by this prospectus. However, Intuit may pay finders' fees to anyone who assists Intuit in finding assets or businesses to acquire. Anyone who receives a finders' fee may be considered an "underwriter" under the Securities Act of 1933, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts.



        Intuit's common stock is traded on the Nasdaq National Market under the symbol "INTU." The closing price of Intuit's common stock on March 18, 1999 was $98.00.

                                  -------------


    THE OFFERING OF INTUIT'S COMMON STOCK IS RISKY. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                                  -------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS _________, 1999.

                           FORWARD LOOKING STATEMENTS


        This prospectus (including the documents incorporated by reference) contains forward-looking statements regarding Intuit's plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in this prospectus are typically identified by words such as "believes," "anticipates," "expects," "intends," "will" and "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Intuit will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect Intuit's future results and performance are described in "Risk Factors," below. Additional information about factors that could affect Intuit's future results and events is included in Intuit's reports filed with the SEC and incorporated by reference in this prospectus.



                                   THE COMPANY


        Intuit develops, sells and supports small business accounting, tax preparation and consumer finance desktop software, financial supplies (such as computer checks, envelopes and invoices) and Internet products and services for individuals, small businesses and financial professionals. Its products and services are designed to automate commonly performed financial tasks and to simplify the way individuals and small businesses manage their finances. Intuit commenced operations in March 1983 and was incorporated in California in March 1984. In March 1993, Intuit was reincorporated in Delaware. Our principal executive offices are located at 2535 Garcia Avenue, P.O. Box 7850, Mountain View, California 94039-7850. Our telephone number is (650) 944-6000. In this prospectus, references to "Intuit," "we," "us" and "our" refer to Intuit Inc. and its subsidiaries.


                                  RISK FACTORS


        This offering is risky. Anyone who may receive common stock under this prospectus should carefully consider the following risk factors in addition to the other information presented in or incorporated by reference into this prospectus and any prospectus supplement.



        OUR REVENUE AND EARNINGS ARE HIGHLY SEASONAL. Sales of tax products are heavily concentrated from November through March. Sales of consumer finance and small business products are typically strongest during the year-end holiday buying season. These seasonal patterns mean that revenue is usually strongest during the quarters ending January 31 and April 30. We experience lower revenues for the quarters ending July 31 and October 31, while our operating expenses to develop and manage products and services continue to be incurred at relatively constant levels during these periods. This can result in significant operating losses, particularly in the July 31 and October 31 quarters when revenues are lower. The seasonality of our revenue patterns has been further intensified by the June 1998 acquisition of Lacerte, a professional tax software company whose product sales are also linked to the annual income tax return season.



        OUR QUARTERLY AND ANNUAL FINANCIAL RESULTS FLUCTUATE SIGNIFICANTLY. Our operating results can fluctuate for reasons other than seasonality, such as the timing of product releases, non-recurring events such as acquisitions and dispositions, and product price cuts in quarters that have relatively high fixed expenses. For example, revenue for the second quarter of fiscal 1999 was up 46% compared to the second quarter of fiscal 1998. The increase resulted mainly from three factors. First, second quarter fiscal 1999 results include revenue from Lacerte, which we acquired in June 1998. The second factor was the timing of recent QuickBooks releases that occurred in June 1998 (version 6.0) and December 1998 (QuickBooks '99). Prior to these releases, Intuit had not launched a new version of QuickBooks since December 1996 (version 5.0). The third factor was the timing of Intuit's TurboTax state tax products. Most state tax products were released in January (second quarter) in fiscal 1999, but in February (third quarter) of fiscal 1998. Thus, the second quarter of fiscal 1999 benefitted from an acquisition and several important product releases. Similarly, nonrecurring events can cause annual results to vary significantly from year to year. Because of these factors, we believe that year-over-year quarterly or annual comparisons of operating results may not be meaningful and results for any given quarter or year do not necessarily predict future performance.



        WE FACE INTENSE COMPETITION FROM MANY COMPANIES IN ALL OF OUR BUSINESS AREAS, BOTH DOMESTICALLY AND INTERNATIONALLY. Many of our competitors have significantly greater financial, technical and marketing resources and broader






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product lines than we do. In particular, Microsoft currently competes with
Intuit in a number of product and service areas, and may in the future begin to compete in other areas such as tax preparation software. Microsoft is a formidable competitor, and its presence in the personal tax market would lead to additional pricing pressures, and could adversely impact Intuit's ability to negotiate advantageous terms with major retailers. In addition, most computer users access computer products and services and the Internet using certain key technologies, platforms and standards, such as Microsoft Windows. The dominance of any technology, platform or standard can limit the ability of software application vendors and providers of Internet-related content and services, such as Intuit, to gain access to customers. The provider of the dominant technology, standard or service has the ability to give preferred placement to its own offerings or to those of favored partners, or even to deny access to certain products or companies.



        Our major domestic competitor in small business accounting software is currently Peachtree Software. Peachtree offers a multi-user accounting software product that competes directly with the new multi-user version of QuickBooks that we first released in late fiscal 1998.



        Our financial supplies business competes with a number of business forms companies, and is experiencing increased pricing pressures from many of our competitors.



        In the personal tax area, our major competitor is currently Block Financial Corporation, the makers of TaxCut software. Competition has been fierce during fiscal 1999, and our TurboTax products experienced lower average selling prices in response to increased price competition.



        We attempt to monitor regulatory and public policy developments that could affect the current business climate and have recently focused our efforts on developments that could affect the markets for our tax preparation products. During calendar year 1998, for example, the federal government considered extending current services provided by the IRS specifically, the free provision of certain tax forms using the Internet. The IRS also sought greater authority in the future to permit taxpayers to fill out government-provided tax forms and return them directly to the government, although this would require a significant expansion of the current IRS infrastructure. In the future, federal or state authorities may take actions that lead to greater government competition with the private sector. In addition, frequently discussed legislative simplification of federal or state income tax laws could reduce demand for tax preparation software generally. These actions could impact Intuit as well as others in the tax preparation industry.



        In desktop consumer finance software, Microsoft is currently our primary competitor. Quicken competes directly with Microsoft Money, which is aggressively promoted with free product offers through various distribution channels, and with advertising targeted to Quicken users. These competitive pressures, as well as other factors, have negatively affected Quicken revenue and profitability, particularly during fiscal 1997, when Quicken revenue declined by over 20%.



        Intuit faces intense competition in its Internet-based businesses. There are very low barriers to entry, and the market is extremely fragmented, making it difficult for any one company to acquire the scale that is necessary (although not, by itself, sufficient) to begin generating any meaningful revenue or profits. Many of our competitors are either large companies that can afford major investments in this business, or small privately held companies that can benefit from a much narrower product focus than Intuit, and whose shareholders will tolerate significant and extended operating losses. We expect that competition will increase as we expand our offerings, and as more companies expand their businesses onto the Internet.



        Internationally, we face a number of competitors, including Microsoft in the European small business market. Strong competition in this market may have a more significant impact on our international business in the future, as the focus of our business in Europe is shifting more toward the small business market.



      OUR INTERNET STRATEGY REQUIRES US TO SUCCESSFULLY ADOPT A NEW BUSINESS MODEL AND TO ESTABLISH AND MAINTAIN NEW BUSINESS RELATIONSHIPS. The Internet represents a new business model for us, where revenues are expected to come from advertising, marketing, transaction and processing fees, instead of software product sales. Website traffic is an important foundation for this business model. We may need to establish additional relationships, such as our relationships with Excite, America OnLine and others, to help us continue to increase traffic, so that we can increase advertising revenue and transaction and processing fees. However, such relationships may require us to make significant financial commitments to these companies. For example, the Excite agreement currently calls for us to share revenue generated from our Quicken.com site and the America OnLine agreement calls for us to make significant guaranteed payments to America OnLine over the term of the agreement. We may not be able to establish these additional relationships, especially given the relatively limited number of leading Internet portal companies. In addition, if our competitors establish relationships with these companies, particularly






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exclusive relationships, our ability to expand our Internet businesses could be substantially hindered. Even if we establish these relationships, they may not result in significant increases in traffic or revenue.

        On January 19, 1999, Excite and At Home Corporation announced a proposed merger in which At Home would acquire all of the outstanding stock of Excite. We currently have voting rights with respect to 5.3 million shares of Excite common stock (representing approximately 9.9% of Excite's outstanding common stock) and have agreed to vote our shares in favor of the proposed merger. See "--We hold investments in Checkfree Corporation and Excite, Inc. that have been very volatile." We currently expect the proposed merger to have a neutral or positive impact on our business relationship with Excite. However, it is possible that the merger could have a negative impact on our business relationship with Excite.



        WE NEED TO QUICKLY AND SUCCESSFULLY BUILD SKILLS AS A WEBSITE DEVELOPER AND PUBLISHER, WHICH ARE COMPLEMENTARY BUT DIFFERENT SKILLS FROM DESKTOP SOFTWARE DEVELOPMENT SKILLS. The operational requirements for online Internet businesses are very different from the requirements of our desktop software business. We must continue to develop new and continually evolving operational infrastructures to support and manage our Internet-based businesses and the complex operational requirements of our strategic Internet relationships. In particular, development cycles for Web-based products are extremely short and irregular, while desktop software products generally have much longer and more predictable development and release cycles. The rapid pace of change in this area creates unique risks, and we may be unable to manage costs effectively and/or to meet customer expectations.



        OUR INTERNET BUSINESSES REQUIRE SIGNIFICANT RESEARCH AND DEVELOPMENT AND MARKETING EXPENDITURES. We believe that sales and marketing and research and development expenses related to Internet-based products and services will continue to increase as a percentage of our total net revenue during fiscal 1999. This could have an adverse effect on our operating results, particularly if revenue from these services does not meet expectations.



        THE EXPANSION OF OUR INTERNET-BASED PRODUCTS HAS HAD A SIGNIFICANT IMPACT ON OUR DEVELOPMENT PROCESS. Our desktop software products tend to have a predictable, structured development cycle of about 12-24 months. Once new products are released, they generally are not modified (except to fix defects) until the next scheduled product upgrade. The development process for Internet-based products is much more rapid, much less predictable and has much shorter development cycles. Getting products and services launched quickly is crucial to competitive success, but this time pressure may result in lower product quality. Once launched, Internet-based offerings must be continuously and rapidly updated to incorporate changing technology and customer demands, as well as to fix defects.



        INTERNET BUSINESSES FACE RISKS RELATING TO CUSTOMER PRIVACY AND SECURITY AND INCREASING REGULATION. Our Internet businesses are subject to the risks of Internet businesses generally. For example, customers may refuse to transact business over the Internet due to privacy or security concerns. A major breach of customer privacy or security, even by another company, could have a significant negative effect on our Internet-based businesses. We cannot be assured that consumers' use of the Internet, particularly for commercial transactions, will continue to increase as rapidly as it has during the past few years. If Internet use does not grow as a result of privacy or security concerns, or for other reasons, our Internet-based businesses would be seriously adversely affected. In addition, because our Internet-based products are available in many states and foreign countries, we may be subject to regulation and taxation in many additional jurisdictions. Also, to the extent that states or foreign countries are generally successful in their efforts to impose taxes on Internet commerce, the growth of the use of the Internet could slow substantially, which could have an adverse effect on the growth of our Internet-based businesses. If Internet activity becomes heavily regulated in other respects, that could have major negative consequences for our Internet-based businesses.



        EXPANSION OF OUR DESKTOP PRODUCT INTERNET CONNECTIVITY INITIATIVES DEPENDS TO SOME EXTENT ON INDUSTRY ADOPTION OF OFX AS A CONNECTIVITY STANDARD. In September 1996, we decided to move from a proprietary electronic communications link between our software and financial institutions, to an Internet-based link based on a standard called Open Financial Exchange(TM) (referred to as "OFX"). While we believe that OFX is the right strategic approach for us, we face risks and challenges in implementing it. Financial institutions may not accept and implement OFX as rapidly as we would like, or they may adopt alternative connectivity standards that may not support interoperability with OFX. If OFX is not adopted by many financial institutions, we may need to incur significant expenses to alter our products to conform to other evolving standards.



        IN ORDER TO SUCCEED IN THE PAYROLL BUSINESS, WE MUST QUICKLY INTEGRATE THE OPERATIONS OF OUR PAYROLL PROCESSING SERVICE PROVIDER AND EXPAND AVAILABILITY FOR OUR ONLINE PAYROLL PROCESSING SERVICE. In October 1998, we launched our new online payroll processing service available through our newer QuickBooks products. On March 3, 1999 we entered into an agreement to acquire Computing Resources, Inc. ("CRI"), the company that has been the payroll processing service provider






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for this new business since October 1998. This acquisition is subject to regulatory approval and other closing conditions, including waiver of a right of first refusal. If the acquisition is completed, it will result in significant acquisition-related costs, as well as business integration challenges common in all acquisitions. We may be unable to provide accurate and timely payroll information, cash deposits or tax return filings, due to integration issues or other problems. Failure to provide high quality service could be costly to correct. It could also have a significant negative impact on our ability to attract and retain customers, who we believe will have a low tolerance for payroll processing errors. In addition, we expect this service to be unprofitable in its initial stages until we are able to accumulate a large number of subscribers from our QuickBooks customer base to offset the fixed costs of providing the payroll service. We are managing the new customer activation process at a measured rate in order to insure high quality service levels and to minimize the impact of any potential service disruptions during the initial phases of the service. Though initial customer reaction to this service has been positive, it has not been a significant contributor to Intuit's financial performance in fiscal 1999, and there is no assurance that it will be widely accepted. If subscriptions to this service don't meet expectations, future operating results could suffer.



        OUR FUTURE SUCCESS DEPENDS UPON OUR ABILITY TO QUICKLY INTRODUCE PRODUCT ENHANCEMENTS AND NEW PRODUCTS THAT MEET CUSTOMER DEMANDS. The markets in which we compete are characterized by rapidly changing customer demands, continuous technological changes and improvements, shifting industry standards, frequent new product introductions by other companies and the emergence of new competitors. We must respond to these changes quickly in order to remain competitive.



        OUR TAX PRODUCTS MUST FOLLOW A DEMANDING AND RIGID ANNUAL DEVELOPMENT AND RELEASE CYCLE. We must update our tax products each year to reflect tax law changes. We cannot predict how complex the tax law changes will be each year, when the changes will be made or when tax forms included in the products will be available from the IRS and state tax agencies. The rigid development timetable for tax products increases the risk of a product launch delay as well as the risk of product errors. See "--Product bugs can be expensive to fix and can cause Intuit to lose customers." Since the tax return preparation season is brief, it is imperative that Intuit release tax products as early as possible. Late release of tax products in any year could cause our current and prospective customers to choose a competitive product for that year's tax season, making it more difficult for us to sell our products to those customers in future tax seasons. If for any reason we failed to release our tax products in time for use during the then current tax year, we would lose substantially all of our revenues for that fiscal year, and our ability to market tax preparation software successfully in the future would be greatly impaired. In addition, we guarantee to our professional customers that our state tax products will be released by specified dates. Late release of such products could result in a significant loss of revenues in that fiscal year as a result of the guarantee and the loss of future business.



      OUR WEB-BASED TAX PRODUCTS AND ELECTRONIC FILING SERVICE MUST HANDLE EXTREMELY HEAVY CUSTOMER DEMAND DURING THE PEAK TAX SEASON. During fiscal 1999, we have experienced significantly higher revenues from Web TurboTax (our web-based tax preparation product) and electronic filing fees compared to fiscal 1998. In the past we have not experienced any significant technical problems with Web TurboTax or electronic filing. However, the risk of such problems increases with increased demand for these services. During January and February 1999, we experienced higher than expected demand for Web TurboTax, and as the tax filing deadline nears, we expect to experience a dramatic incremental increase in demand. We have increased our capacity in anticipation of this increased demand and we have developed a contingency plan to provide additional capacity if necessary. However, the exact level of demand is very difficult to predict, and we could experience significant financial and public relations consequences if our capacity to handle Web TurboTax customers is insufficient during the peak filing period, or if the service is unavailable for other reasons such as technical difficulties at our data center. We expect that the demand for electronic filing will also increase dramatically as the tax filing deadline approaches. We experienced an interruption in electronic filing service in February, which was not material because it was fairly early in the tax season. Although we believe we have addressed the issues that caused that service outage, a similar interruption in service during the peak tax filing period could cause significant financial and public relations consequences.



        PRODUCT BUGS CAN BE EXPENSIVE TO FIX AND CAN CAUSE INTUIT TO LOSE CUSTOMERS. New software products often contain undetected errors or "bugs" that can hinder product performance, give users incorrect results and/or damage a user's data. These problems can be expensive to fix, particularly if we need to provide a major corrective release or pay refunds to customers. Poor product quality can cause Intuit to lose revenue, customers and market share or incur higher technical support and warranty costs. The short development cycles associated with our Internet-based products may result in lower product quality. See "--We need to quickly and successfully build skills as a website developer and publisher, which are complementary but different skills from desktop software development skills." In addition, we guarantee the accuracy of the tax calculations performed by our federal personal tax products and have agreed to reimburse any penalties paid by a customer to the Internal Revenue Service solely as a result of miscalculation on a form prepared using our personal tax






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products. If these products contain a calculation error affecting a significant number of consumer customers' returns, we could be subject to liability claims and be required to make substantial payments.



        Year 2000 and other date-related processing issues may also cause software products to fail or malfunction unless the problems are corrected. If our products have significant Year 2000 defects, we could suffer lost sales or other negative consequences resulting from customer dissatisfaction, including additional litigation. See "--Year 2000 poses risks and related litigation."



        PRODUCT RETURNS MIGHT EXCEED RESERVES. Like most other software companies, we have a generous return policy for our distributors and retailers, although we encourage them to make returns promptly. We also have an unconditional return policy for direct customers. We establish reserves for product returns in our financial statements, based on estimated future returns of products. In establishing reserves, we take into account promotional activities, the timing of new product introductions, distributor and retailer inventories of our products and other factors. In the past, returns have not generally exceeded the reserves we have established for them. However, if in the future, retail sell-through of a major product falls significantly below expectations, or if competitors' promotional or other activities result in increased product returns for Intuit, returns could exceed the reserves established for them. In addition, the rate of product returns could increase as other changes in our distribution channels occur or existing products become obsolete.



        During the tax return preparation season, we generally ship significantly more tax products to our distributors and retailers than we expect them to sell during the tax season, in order to reduce the risk that distributors or retailers will run out of product inventory during the short tax season. As a result, we have historically accepted significant returns of our tax products each year, principally from April to September, and expect to continue to do so in the future.



        WE FACE INCREASING COMPETITION FOR ACCESS TO DISTRIBUTION CHANNELS. There are increasing numbers of companies competing for access to the distribution channels that we use. Our arrangements with our distributors and retailers may be terminated by either party at any time without cause. Distributors and retailers generally carry competing products. Retailers typically have a limited amount of shelf space and promotional resources, for which there is intense competition. There can be no assurance that distributors and retailers will continue to purchase our products or provide our products with adequate levels of shelf space and promotional support. Any termination or significant disruption of our relationship with any of our major distributors or retailers, or a significant reduction in sales volume attributable to any of our principal resellers, could materially adversely affect our results of operations and financial condition. Also, the bankruptcy, deterioration in financial condition or other business difficulties of a distributor or retailer could impact our ability to collect accounts receivable from the affected party. This could have an adverse effect on our operating results and financial condition if uncollectable amounts exceed our bad debt reserves.



        During the past few years, there has been increasing consolidation among retailers, and we expect this consolidation trend to continue. Consolidation has resulted in a number of large retailers with significant bargaining power. This factor, combined with intense competition for access to retail shelf space and promotional support, has made it challenging for us to negotiate financially favorable terms with retailers. We expect to face even greater challenges in negotiating retail relationships in the future, particularly given Microsoft's possible entrance into the personal tax market.



        An element of our retail sales efforts that has been important over the last several years is our original equipment manufacturer, or "OEM," relationships with hardware and software manufacturers. We sell our software to OEMs to be combined with their products, which are then sold to consumers. Although these OEM relationships have been a good source of new customers for Intuit, the sale prices we receive for OEM sales are much lower than retail or direct sale prices. If competitive pressures or other factors cause us to further increase the percentage of our products that are sold through OEMs, our revenue and operating margins could be adversely affected.



        BUSINESSES THAT WE ACQUIRE MUST BE INTEGRATED INTO OUR BUSINESS. Our recent acquisitions include Milkyway KK in January 1996; Interactive Insurance Services (now Intuit Insurance Services) in June 1996; GALT Technologies, Inc. in September 1996; Nihon Micom in March 1997; and Lacerte Software Corporation and Lacerte Educational Services Corporation in June 1998. We expect to complete our acquisition of CRI in the third quarter of fiscal 1999, and we may complete other acquisitions in the future. Acquisitions expand Intuit's size, product lines, personnel and geographic locations. Integrating and organizing new businesses requires extensive operational, financial and management information systems.






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        OUR RECENT ACQUISITIONS HAVE RESULTED IN SIGNIFICANT ACQUISITION-RELATED
EXPENSES. During the past three years, we have recorded significant acquisition-related expenses. These expenses have had, and will continue to have, a negative impact on our operating results. Acquisition-related expenses include amortization of purchased software (reflected in cost of goods sold) and amortization of goodwill and purchased intangibles (reflected in operating expenses), as well as charges for purchased research and development. These expenses have resulted in a reduction in after-tax net income of $46.5 million in fiscal 1996, $34.6 million in fiscal 1997, $44.3 million in fiscal 1998 and $27.4 million in the first six months of fiscal 1999.



        In particular, the acquisition of Lacerte resulted in a one-time charge for in-process research and development of $53.8 million in fiscal 1998 and will result in the amortization of $358.2 million of intangible assets over the five years beginning with fiscal 1999. In the first quarter of fiscal 1999, we changed the estimated life of goodwill for Lacerte from three to five years to reflect the revised estimate of the period of time we expect to benefit from the purchased assets of the acquired business. We began accounting for this change in the first quarter of fiscal 1999. The change resulted in a $19.0 million decrease in amortization expense and an increase in net income by approximately $14.5 million, or $0.24 per share, for the six months ended January 31, 1999 but will result in continuing amortization expenses (with a corresponding decrease in net income) during fiscal 2002 and 2003.



        Excluding the impact of our pending acquisition of CRI, and assuming no additional acquisitions and no acceleration of amortization, future amortization will reduce net income by approximately $55.9 million, $50.0 million, $43.3 million and $40.1 million for the years ending July 31, 1999 through 2002, respectively. If we complete additional acquisitions or accelerate amortization in the future, there would be an incremental negative impact on operating results.



        OUR RECENT ACQUISITION OF LACERTE POSES A NUMBER OF RISKS THAT COULD AFFECT OUR ABILITY TO ACHIEVE THE ANTICIPATED BENEFITS OF THAT ACQUISITION. We currently have Lacerte operating as a separate entity, with separate sales and marketing, research and development, customer support and administrative organizations. This may create operating inefficiencies and communication difficulties. If, in the future, Intuit and Lacerte decide to integrate their operations, the integration could present a number of risks and divert management's attention from other matters. Intuit assumed substantially all of the liabilities related to Lacerte's business with the exception of certain tax liabilities. If unanticipated liabilities are discovered later, we will likely have to satisfy those liabilities.




        WE MUST PROVIDE RESPONSIVE CUSTOMER SERVICE AND TECHNICAL SUPPORT. We have a full-time customer service and technical support staff that is supplemented by seasonal employees and outsourcing during periods of peak call volumes, such as during the tax return filing season, or shortly after a major product launch. Despite our efforts to adequately staff and equip our customer service and support operations, during peak periods, we occasionally cannot respond promptly to all customer requests for assistance. We may also have an unusually high volume of requests, and be unable to respond promptly, if large numbers of customer order shipments are delayed or if our products have bugs. When we experience customer service and support problems, they can adversely affect customer relationships and our financial performance.



        BUSINESS CONDITIONS IN INTERNATIONAL MARKETS CAN NEGATIVELY IMPACT OUR FINANCIAL PERFORMANCE. Our international revenues come primarily from Japan (small business products) and Germany, Canada and the United Kingdom (small business, consumer finance and personal tax products). We also operate in smaller European and Asia/Pacific markets. Developing and localizing products for foreign markets is more time-consuming and costly than developing products for the U.S. market. Recruiting and retaining talented software engineers and managers can be more difficult in our international offices as well. Delays or other problems in product launches may be more likely because of these factors, and they can impact our financial performance. For example, we experienced significant product launch delays in fiscal 1996. In addition, our German subsidiary experienced a delay in releasing the German QuickBooks product during fiscal 1998, which contributed to lower revenues in the first two quarters of fiscal 1998 compared to fiscal 1997. Economic conditions in international markets can also negatively affect our business, as they did in Europe in fiscal 1996. In addition, the economic situation in Japan had a negative impact on international revenue and profits during fiscal 1998 and continues to negatively impact fiscal 1999 international revenue and profits.

        In response to disappointing results in Europe during fiscal 1998, we have accelerated the process of refocusing our product development efforts toward small business products in selected larger markets. As a result, we are devoting fewer resources to consumer finance and tax products, and to smaller geographic markets. This shift in strategy is negatively impacting international operating results during fiscal 1999. We also introduced our first release of QuickBooks in Japan in September 1998 in an effort to target a lower-priced market than our current small business products reach in Japan. However, the overall market for small business products and services in Japan continues to suffer due primarily to poor economic conditions. While we expect that international revenues will be flat or slightly down for fiscal year 1999, there is a risk that they could be significantly lower if our strategic initiatives are not effective.



        WE DEPEND ON A SINGLE SOURCE SUPPLIER OF CHECKS. Our financial supplies business (which represented approximately 16% of our net revenues in fiscal
1998) has only one source for its domestic checks. In September 1995, we entered into an exclusive five-year contract with John H. Harland Co. to print all of our domestic check products. Checks accounted for approximately 75% of supplies revenue in fiscal 1998. We believe our relationship with Harland is strong, and the financial terms of the contract are favorable for Intuit. However, if we experience any problems with Harland's performance, it could have a material negative impact on sales of supplies and on Intuit as a whole.



        WE FACE INTENSE COMPETITION FOR QUALIFIED EMPLOYEES. We believe that our future success and growth will depend on our ability to attract and retain qualified employees in all areas of our business. Like many of our competitors, we have had difficulties during the past few years hiring and retaining employees. Although we believe we offer competitive compensation and a good working environment, we face intense competition for qualified employees, particularly those with technical and marketing expertise.



        OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY IS LIMITED. We rely on a combination of copyright, patent, trademark and trade secret laws, and employee and third-party nondisclosure agreements, to protect our software products and other proprietary technology. We do not have any copy-protection mechanisms in our software because we do not believe they are practical or effective. Current U.S. laws that prohibit copying give us only limited practical protection from software "pirates," and the laws of many other countries provide almost no protection for our intellectual property. Policing unauthorized use of our products is difficult, expensive and time-consuming and we expect that software piracy will be a persistent problem for our desktop software products. In addition, the unique technology of the Internet may tend to increase, and provide new methods for, illegal copying of the technology used in our Internet-based products.



        WE RELY ON THIRD PARTY LICENSES FOR SOME OF OUR PRODUCTS AND SERVICES. We do not necessarily own all of the software and other technologies used in our products and services, but we have all licenses that we believe are necessary for using that technology. We do not believe that our products, trademarks and other proprietary rights infringe anyone else's proprietary rights. However, other parties occasionally claim that features or content of our products, or our use of certain trademarks, may infringe their property rights. Past claims have not resulted in any significant litigation, settlement or licensing expenses, but future claims could. Third parties may assert infringement claims against us in the future, and claims could result in costly litigation or require us to obtain a license to intellectual property rights of third parties. Third party licenses may not be available on reasonable terms, or at all.



        SOME OF OUR PRODUCTS AND SERVICES ARE REGULATED BUSINESSES UNDER FEDERAL OR STATE LAWS THAT DO NOT APPLY TO MOST SOFTWARE COMPANIES. We offer several regulated products and services through separate subsidiary corporations. Intuit's Quicken Investment Services, Inc. subsidiary (or "QISI") is registered as an investment adviser with the SEC and is subject to certain state regulatory laws as well. QISI is responsible for certain of the investment-related features in our products and services. The business activities of Interactive Insurance Services ("IIS"), which operates the Quicken InsureMarket website, are subject to state insurance regulations. Intuit's QuickenMortgage and Quicken Business CashFinder services are offered by a subsidiary called Intuit Lender Services, Inc. (or "ILSI"), which is subject to state mortgage and loan broker regulations. Establishing and maintaining regulated subsidiaries requires significant financial, legal and management resources. If the subsidiaries fail to comply with applicable regulations, they could face liability to customers and/or penalties and sanctions by government regulators. In addition, federal and state regulations may restrict the business practices of these subsidiaries in a variety of areas, including advertising and distribution arrangements.



        Our Quicken products allow customers of participating brokerages to trade securities through their broker's website. Quicken InsureMarket may expand our site to include other insurance products, such as variable annuities, that are considered "securities" under federal and state laws. We believe we have structured these services in a way that does not subject Intuit to direct government regulation. However, it is possible that these services, or other services we may offer in the future, may be regulated under federal and/or state securities broker-dealer laws or other regulations. We continually analyze new business opportunities, and any new businesses that we pursue may require additional costs for regulatory compliance.



        REGULATION OF ENCRYPTION TECHNOLOGY COULD ADVERSELY AFFECT OUR INTERNATIONAL SALES AND SERVICES. Various Intuit products contain powerful encryption technology. Government regulations currently prohibit this technology from being exported outside of the United States and Canada. Some agencies of the federal government are seeking to relax export laws, but others are seeking to tighten export restrictions on software containing encryption technology. These regulations may adversely affect international sales of our desktop software as well as our ability to provide the level of security customers are seeking in Internet-based products and services on a worldwide basis.



        YEAR 2000 POSES RISKS AND RELATED LITIGATION. While our Year 2000 costs incurred to date (including litigation costs) have not been material, we will incur additional costs as we complete our Year 2000 plan. Based on preliminary assessments resulting from the early phases of our plan in each of the targeted areas, we are currently unable to determine whether additional costs to achieve Year 2000 readiness will be material. Additional costs incurred may include but are not limited to: the cost of manufacturing and distributing free solutions for products that are not Year 2000 ready; the impact of lost sales due to distribution of free Year 2000 ready solutions for affected products; the administrative costs of completing the Year 2000 project; the cost of correcting our internal systems; and the cost of implementing necessary contingency plans.



        While we are dedicating substantial resources toward attaining Year 2000 readiness, we can't be certain that we will be successful in our efforts to address all Year 2000 issues. If we are not successful, there could be significant adverse effects on our operations. For example, failure to achieve Year 2000 readiness for our internal systems could delay our ability to manufacture and ship products, disrupt our customer service and technical support facilities, or interrupt customer access to our online products and services. If our products are not Year 2000 ready, we could suffer lost sales or other negative consequences resulting from customer dissatisfaction, including additional litigation (see discussion below). We also rely heavily on third parties such as manufacturing suppliers, service providers, financial institutions and a large retail distribution channel. If these or other third parties experience Year 2000 failures or malfunctions, there could be a material negative impact on our ability to conduct ongoing operations. For example, our ability to manufacture and ship products into the retail channel, to receive retail sales information necessary to maintain proper inventory levels, or to complete online transactions dependent upon third party service providers, could be affected. Many of our products are significantly interconnected with heavily regulated financial institutions. Our relationships with financial institutions could be impacted if we do not achieve Year 2000 readiness in a manner and on a time schedule that permits them to comply with regulatory requirements. We may also incur additional costs if we are required to accelerate our Year 2000 readiness to meet financial institution requirements. As with all companies, we also rely on other more widely used entities such as government agencies, public utilities and other external forces common to business and industry. Consequently, if such entities experience Year 2000 failures, this could disrupt our ability to conduct ongoing operations.



        In an effort to reduce the risks associated with the Year 2000, we have incorporated contingency planning as part of our five-phase Year 2000 plan, building upon disaster recovery and contingency planning that we already have in place. This includes identifying areas where we are most vulnerable to Year 2000 risk and putting contingency plans in place before we experience potential failures. While we believe our contingency plans will reduce certain risks, we are still assessing the need for additional contingency plans in areas where we believe there may be significant exposure. Despite our efforts, we can't be certain that all contingencies can be anticipated or adequately provided for.



        Several class action lawsuits were filed against Intuit in California and New York, alleging Year 2000 issues with the online banking functionality in certain versions of our Quicken products, and it is possible that we will face additional lawsuits. We do not believe the lawsuits have merit and intend to defend them vigorously. Regardless of outcome, litigation can have an adverse impact on Intuit because of defense costs, diversion of management resources and other factors.



        The above discussion regarding costs and risks for the Year 2000 is based on our best estimates given information that is currently available, and is subject to change. As we continue to progress with this initiative, we may discover that actual results will differ materially from these estimates.



        WE HOLD INVESTMENTS IN CHECKFREE CORPORATION AND EXCITE, INC. THAT HAVE BEEN VERY VOLATILE. As of January 31, 1999, we held 10,175,000 shares, or approximately 19.9%, of the outstanding common stock of Checkfree Corporation, and 5,800,000 shares, or approximately 11%, of the outstanding common stock of Excite, Inc. Checkfree and Excite are in the Internet and electronic commerce industries, in which stock prices have historically been volatile. Accordingly, it is possible that the market price of one or both of these companies' stock could decline substantially and quickly (as occurred during

August and September 1998), which could result in a material reduction in the carrying value of these assets. We recently initiated a lawsuit against Checkfree, which could have a negative impact on the price of Checkfree's common stock. The trading range for Checkfree's common stock for the 52 weeks ended March 16, 1999 was $5.75 to $44.25, and its closing price on March 16, 1999 was $39.94. The trading range for Excite's common stock for the 52 weeks ended March 16, 1999 was $18.00 to $125.00, and its closing price on March 16, 1999 was $107.00. In February 1999, we sold 450,000 of our Excite shares. Effective March 11, 1999, we entered into a term sheet for a forward sale of 4,350,000 our Excite shares. We continue to have an economic risk associated with 1,000,000 shares.



        Our ability to dispose of both the Checkfree and Excite stock is restricted by volume trading limitations and other contractual arrangements, which increases our exposure to the risk of owning these securities. As noted above, Excite and At Home Corporation recently announced a proposed merger in which At Home would acquire all of the outstanding stock of Excite. If the proposed merger is completed as currently contemplated, any shares of Excite common stock we hold at the time of the closing of the merger would be exchanged for shares of At Home common stock. The market price of At Home common stock has also experienced significant volatility. Any shares of At Home common stock that we acquire in the merger may be subject to regulatory restrictions on resale, which would increase our exposure to the risk of owning the shares. If our investments in these companies, or other future investments, become impaired (more than a temporary decline in value), or if they are sold at a substantial loss, the decline in value or loss would result in a charge that could have a material adverse impact on net income.



        THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE. In recent periods, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies, including Intuit. Some of the volatility has been related to our operating results or other events directly affecting Intuit, but some of the volatility does not appear to be directly related to Intuit's performance. The trading prices of the stocks of many technology companies, including Intuit, are at or near historical highs and reflect price/earnings ratios substantially above historical levels. The trading range for our common stock for the 52 weeks ended March 16, 1999 is $34.19 to $104.75 and the closing price on March 16, 1999 was $91.75. In the past, securities class action litigation has been filed against companies after a period of volatility in the market prices of their securities. Litigation against Intuit could result in substantial costs and a diversion of management's attention and resources, which could materially adversely affect Intuit's operations.



        WE HAVE IMPLEMENTED A NUMBER OF ANTI-TAKEOVER PROVISIONS THAT MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK. In the future, Intuit may issue shares of preferred stock without further stockholder approval. The Intuit board of directors can determine the terms and conditions, and the rights, privileges and preferences of any preferred stock. The rights of our common stock holders will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock can provide desirable flexibility in connection with possible acquisitions and other corporate purposes. However, it could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Intuit does not have any present plans to issue any shares of preferred stock. However, on April 29, 1998, the board of directors adopted a stockholder rights plan and amended Intuit's bylaws to eliminate the right of stockholders holding 10% of Intuit's outstanding common stock to call a special meeting of stockholders. In addition,
Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined under Delaware Law. These provisions and Intuit's stockholder rights plan could discourage potential acquisition proposals and could delay or prevent a change in control of Intuit. They also may adversely affect the market price of our common stock, and may prevent changes in the management of Intuit.

                      SECURITIES COVERED BY THIS PROSPECTUS

        This prospectus covers shares of common stock that Intuit may issue from time to time in connection with acquisitions of assets or businesses. In addition to the shares of common stock offered by this prospectus, we may offer other consideration, including stock options, cash, notes or other evidences of debt, assumption of liabilities and/or a combination of these types of consideration. In addition, we may lease property from, and enter into management agreements and consulting and noncompetition agreements with, the former owners and key executive personnel of the businesses to be acquired.



        The terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus are expected to be determined by direct negotiations between Intuit's representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. Factors taken into account in acquisitions may include, among other factors, the quality and reputation of the business to be acquired and its management, the strategic market position of the business to be acquired, its proprietary assets, earning power, cash flow and growth potential, and the market value of its common stock when pertinent. It is anticipated that shares of Intuit's common stock issued in any such acquisition will be valued at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a period of time before we deliver the shares. Intuit does not expect to pay underwriting discounts or commissions, although Intuit may pay finders' fees from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts under the Securities Act.



        In an effort to maintain an orderly market in the common stock or for other reasons, Intuit may negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that such persons may sell at specified intervals. Such agreements may be more restrictive than restrictions on sales made pursuant to the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and the persons party to such agreements may not otherwise be subject to such Securities Act requirements. Intuit anticipates that, in general, such negotiated agreements will be of limited duration and will permit the recipients of common stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.



        Anyone who receives shares of Intuit's common stock under this prospectus, and their donees, may also use this prospectus, with Intuit's prior consent, to resell the shares. Intuit's consent to any such use may be conditioned upon the agreement of such selling stockholders not to offer more than a specified number of shares following supplements or amendments to this prospectus, which Intuit may agree to use its best efforts to prepare and file at certain intervals. Intuit may require that resales be effected in an organized manner through securities dealers.



        From time to time, selling stockholders may use this prospectus to sell shares privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). Intuit and such selling stockholders may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the Securities Act. Profits, commissions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.



        Selling stockholders may also offer shares of stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.



        Intuit may agree to pay certain costs and expenses incurred in connection with the registration of the shares of common stock offered pursuant to this prospectus, except that the selling stockholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such shares.

        Intuit may agree to keep the registration statement relating to the offering and sale by the selling stockholders of the shares of common stock continuously effective until a fixed date or such earlier date as such shares of common stock may be resold without registration under the provisions of the Securities Act.

                             SELECTED FINANCIAL DATA


        The following table shows certain selected consolidated financial information for Intuit for the ten months ended July 31, 1994, the fiscal years ended July 31, 1995, 1996, 1997 and 1998 and the six months ended January 31, 1998 and 1999. The income statement and balance sheet data for and as of the ten months ended July 31, 1994 and the fiscal years ended July 31, 1995, 1996, 1997 and 1998 are derived from the audited consolidated financial statements of Intuit for those periods. The selected financial data for the six-month periods ended January 31, 1998 and 1999 and as of January 31, 1999 are derived from the unaudited consolidated financial statements of Intuit for those periods. All financial data derived from unaudited financial statements reflect, in the opinion of Intuit's management, all adjustments necessary for a fair presentation of the data. Results for the six-month period ended January 31, 1999 do not necessarily indicate the results that we expect for any other interim period or for the year as a whole. The comparability of the information is affected by a variety of factors, including Intuit's acquisitions and dispositions of businesses. See "Risk Factors--Our recent acquisitions have resulted in significant acquisition-related expenses." In addition, in August 1994, Intuit changed its fiscal year end to July 31 from September 30. Consequently, fiscal 1994 includes only ten months of operating results. To better understand the information in the table, investors should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Intuit's Consolidated Financial Statements and Notes included in the various reports that are incorporated in this prospectus by reference. See "Documents Incorporated by Reference."


                                              TEN MONTHS                                              SIX MONTHS
                                                ENDED                                                    ENDED
                                               JULY 31,               YEARS ENDED JULY 31,             JANUARY 31,
                                         --------------------  ---------------------------------   -------------------
CONSOLIDATED STATEMENT OF                   1994       1995       1996        1997       1998         1998      1999
 OPERATIONS DATA                         ---------  ---------  ---------  ---------  -----------   ---------  --------
(In thousands, except per share data)
Net revenue ............................ $ 210,376  $ 419,160  $ 538,608  $ 598,925  $   592,736   $ 333,471  $457,919
Income (loss) from continuing operations  (183,974)   (44,296)   (14,355)    (2,932)     (12,157)     29,085    40,667
Net income (loss) ......................  (183,974)   (44,296)   (20,669)    68,308      (12,157)     29,085    40,667
Basic loss per share from continuing
  operations ...........................     (5.34)     (1.07)     (0.32)     (0.06)       (0.24)         --        --
Basic net income (loss) per share ......     (5.34)     (1.07)     (0.46)      1.47        (0.24)       0.61      0.68
Diluted loss per share from continuing
 operations ............................     (5.34)     (1.07)     (0.32)     (0.06)       (0.24)         --        --
Diluted net income (loss) per share .... $   (5.34) $   (1.07) $   (0.46) $    1.44  $     (0.24)  $    0.59  $   0.65

                                                                JULY 31,                          JANUARY 31,
                                         -------------------------------------------------------   ---------
CONSOLIDATED BALANCE SHEET DATA             1994       1995       1996        1997       1998        1999
                                         ---------  ---------  ---------  ---------  -----------   ---------
 (In thousands)
Cash, cash equivalents and short-term
  investments .......................... $  87,185  $ 197,775  $ 198,018  $ 205,099  $   382,832  $  445,330

Working capital ........................    68,675    164,281    169,724    243,195      605,456   1,113,262
Total assets ...........................   257,593    398,605    418,020    663,676    1,498,596   2,344,795
Long term obligations ..................     3,715      8,770      5,583     36,444       35,566      39,276
Total stockholders' equity ............. $ 183,872  $ 280,399  $ 299,235  $ 415,061  $ 1,088,361  $1,563,795


                    INFORMATION CONCERNING INTUIT MANAGEMENT


        Information concerning executive compensation, the principal holders of voting securities, certain relationships and related transactions and other related matters concerning Intuit, is included or incorporated by reference in our annual report on Form 10-K for the year ended July 31, 1998. Intuit's annual report on Form 10-K is incorporated by reference into this prospectus. To obtain a copy of this annual report on Form 10-K or any document incorporated by reference into the Form 10-K, contact Intuit at the address or phone number indicated under "Documents Incorporated by Reference."

                                  LEGAL MATTERS

        The validity of the issuance of the common stock offered hereby will be passed upon for Intuit by Fenwick & West LLP, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements of Intuit Inc. appearing in Intuit Inc.'s Annual report (Form 10-K) for the year ended July 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        The combined financial statements of Lacerte Software Corporation and Lacerte Educational Services Corporation incorporated herein by reference to the audited historical financial statements as of March 31, 1997 and 1998 and for each of the three years in the period ended March 31, 1998 included as Exhibit
99.02 to Intuit Inc.'s Form 8-K dated May 18, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Intuit files reports, proxy statements and other information with the SEC. The public can read and copy these materials at the SEC's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The public can also obtain copies of such materials from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of any fees required by the SEC. The public can obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Intuit common stock is quoted for trading on the Nasdaq National Market and, accordingly, the public can read Intuit's reports, proxy statements and other information at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

        Intuit has filed with the SEC a registration statement on Form S-4 to register the common stock offered by this prospectus. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits and schedules to the registration statement. For further information regarding Intuit, investors should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. Investors should refer to the copy of such contract or other document filed as an exhibit to the registration statement, as each statement regarding such a contract or other document is qualified in all respects by the text of such contract or other document included as an exhibit to the registration statement. A copy of the registration statement may be inspected, without charge, at the offices of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of any fees required by the SEC. The registration statement is also accessible on the SEC's website at http://www.sec.gov

                       DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows Intuit to "incorporate by reference" the information that Intuit files with the SEC. This means that Intuit can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information Intuit files with the SEC will update and supersede this information. Intuit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

        o   Annual report on Form 10-K for the fiscal year ended July 31, 1998.

        o Quarterly report on Form 10-Q for the quarter ended October 31, 1998.

        o Quarterly report on Form 10-Q for the quarter ended January 31, 1999.

        o   Current report on Form 8-K dated May 18, 1998.

        o Current report on Form 8-K/A, Amendment No. 2, dated May 18, 1998 and filed on May 22, 1998.

        o Current report on Form 8-K dated June 22, 1998 and filed on July 6, 1998.

        o Current report on Form 8-K/A, Amendment No. 1, dated June 22, 1998 and filed on September 8, 1998.

        o   Current report on Form 8-K dated October 5, 1998.

        o The description of Intuit's common stock contained in Intuit's registration statement on Form 8-A, and any amendment or report filed for the purpose of updating such description.

        o The description of Intuit's Preferred Stock Purchase Rights contained in Intuit's registration statement on Form 8-A, and any amendment or report filed for the purpose of updating such description.


        SOME OF THE INFORMATION ABOUT INTUIT THAT MAY BE IMPORTANT TO AN INVESTMENT DECISION IS NOT PHYSICALLY INCLUDED IN THIS PROSPECTUS. INSTEAD, THE INFORMATION IS "INCORPORATED" INTO THIS PROSPECTUS BY REFERENCE TO ONE OR MORE DOCUMENTS THAT INTUIT FILED WITH THE SEC. THESE DOCUMENTS (INCLUDING ANY EXHIBITS THAT ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES) ARE AVAILABLE UPON REQUEST WITHOUT CHARGE FROM INVESTOR RELATIONS, INTUIT INC., 2550 GARCIA AVENUE, P.O. BOX 7850 MOUNTAIN VIEW CALIFORNIA 94039-7850 (TELEPHONE NUMBER (650) 944-2713). RECIPIENTS SHOULD MAKE ALL REQUESTS FOR DOCUMENTS BY THE FIFTH BUSINESS DAY BEFORE THEY MAKE THEIR FINAL INVESTMENT DECISION, TO BE SURE THE DOCUMENTS ARRIVE ON TIME. INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IS CONSIDERED PART OF THIS PROSPECTUS AND DISCLOSED TO INVESTORS, WHETHER OR NOT INVESTORS OBTAIN A COPY OF THE DOCUMENT CONTAINING THE INFORMATION.



        This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports Intuit files with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or other affairs of Intuit after the date of this prospectus.

INVESTORS SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. INTUIT HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DATE OF THIS PROSPECTUS IS ____________, 1999. INVESTORS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY ISSUANCE OF SHARES OF COMMON STOCK WILL CREATE ANY IMPLICATION TO THE CONTRARY.


                             ----------------------


                                TABLE OF CONTENTS

Forward Looking Statements ................................................    2
The Company ...............................................................    2
Risk Factors ..............................................................    2
Securities Covered by this Prospectus .....................................   11
Selected Financial Data ...................................................   12
Information Concerning Intuit
  Management ..............................................................   12
Legal Matters .............................................................   13
Experts ...................................................................   13
Where You Can Find Additional
  Information .............................................................   13
Documents Incorporated by Reference .......................................   13


                                 [$500,000,000]






                                   INTUIT INC.



                                  COMMON STOCK




                                    ---------

                                   PROSPECTUS

                                    ---------












                               ____________, 1999

                             PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. Indemnification of Directors and Officers.

        As permitted by Section 145 of the Delaware General Corporation Law, Intuit's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of Intuit provide that: (i) Intuit is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of Intuit) at Intuit's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) Intuit may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;
(iii) Intuit is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom Intuit brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit);
(iv) the rights conferred in the Bylaws are not exclusive and Intuit is authorized to enter into indemnification agreements with its directors, officers and employees; and (v) Intuit may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

        Intuit's policy is to enter into indemnity agreements with each of its and its subsidiaries' directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnity agreements provide that directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of Intuit, on account of their services as directors or executive officers of Intuit or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of Intuit. Intuit will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by Intuit's Board of Directors or brought to enforce a right to indemnification under the Indemnity Agreement, Intuit's Bylaws or any statute or law. Under the agreements, Intuit is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless Intuit consents to such settlement; (iii) with respect to any proceeding brought by Intuit against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous;
(iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of Intuit pursuant to the provisions of
Section 16(b) of the Securities Exchange Act of 1934 and related laws; (v) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) on account of any conduct from which the indemnified party believed to be contrary to the best interests of Intuit or its stockholders; (vii) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to Intuit or its stockholders; or (viii) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

        The indemnification provision in the Bylaws, and the indemnity agreements entered into between Intuit and its directors and executive officers, may be sufficiently broad to permit indemnification of Intuit's officers and directors for liabilities arising under the Securities Act of 1933.

        The indemnity agreements with Intuit's officers and directors require Intuit to maintain director and officer liability insurance to the extent reasonably available. Intuit currently maintains a director and officer liability insurance policy.

ITEM 21.       EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
 2.01 -- Exchange Agreement between Intuit and Kabushiki Kaisha Milkyway and its stockholders dated December 26, 1995 (schedules and similar attachments will be furnished to the Commission upon request).(1)

 2.02 -- Agreement and Plan of Merger among Checkfree Corporation, Checkfree
         Acquisition Corporation II, Intuit and Intuit Services Corporation dated September 15, 1996 (schedules and similar attachments will be furnished to the Commission upon request).(1)

 2.03 -- Amendment No. 1 to Agreement and Plan of Merger dated as of September
         15, 1996 by and among Intuit Inc., Intuit Services Corporation,
         Checkfree Corporation and Checkfree Acquisition Corporation II.(2)

 2.04 -- Amended and Restated Checkfree Corporation Stock Restriction Agreement dated September 15, 1996 between Intuit and Checkfree Corporation.(3)

 2.05 -- Stock Purchase Agreement, dated as of June 11, 1997, between Excite,
         Inc. and Intuit.(4)

 2.06 -- Stock Purchase Agreement dated as of August 6, 1997 by and among
         Intuit, Broderbund Software, Inc. and Parsons Technology, Inc.
         (schedules and similar attachments to be furnished to the Commission upon request).(5)

 2.07 -- Amended and Restated Registration Rights Agreement dated as of
         September 15, 1996 between Intuit and Checkfree Corporation.(2)

 2.08 -- Nomination and Observer Agreement, dated as of June 25, 1997, between Excite, Inc. and Intuit. (4)

 2.09 -- Registration Rights Agreement, dated as of June 25, 1997, between
         Excite, Inc. and Intuit. (4)

 2.10 -- Right of First Refusal Agreement, dated as of June 25, 1997, between
         Excite, Inc. And Intuit. (4)

 2.11 -- Amendment to Restated and Amended Investors' Rights Agreement, dated as of June 25, 1997, among Excite, Inc., Institutional Venture Partners
         VI, Institutional Venture Management VI, IVP Founders Fund I, L.P.,
         Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund, KPCB
         Information Sciences Zaibatsu Fund II and Intuit. (4)

 2.12 -- Asset Purchase Agreement by and among Lacerte Software Corporation,
         Lacerte Educational Services Corporation, Intuit Inc. and IL
         Acquisition Corporation, dated May 18, 1998. (6)

 4.01 -- Certificate of Incorporation of Intuit dated February 1, 1993.(7)

 4.02 -- Certificate of Amendment to Intuit's Certificate of Incorporation dated December 14, 1993.(8)

 4.03 -- Certificate of Amendment to Intuit's Certificate of Incorporation dated January 18, 1996.(9)

 4.04 -- Certificate of Designations of Series B Junior Participating
         Preferred Stock dated May 1, 1998.(10)

 4.05 -- Amended and Restated Rights Agreement, dated October 5, 1998.(11)

 4.06 -- Certificate of Retirement of Series A Preferred Stock dated
         September 16, 1998.(11)

 4.07 -- Bylaws of Intuit, as amended and restated effective April 29, 1998.(12)

 4.08 -- Form of Specimen Certificate for Intuit's Common Stock.(11)

 4.09 -- Form of Right Certificate for Series B Junior Participating
         Preferred Stock (included in Exhibit 4.05).(11)

 5.01 -- Opinion of Fenwick & West regarding legality of the securities being issued.*

23.01 -- Consent of Fenwick & West (included in Exhibit 5.01).*

23.02 -- Consent of Ernst & Young LLP, Independent Auditors.*

23.03 -- Consent of PricewaterhouseCoopers LLP, Independent Auditors.*

24.01 -- Power of Attorney (see Page II-6 of this Registration Statement).*


----------------------

  *   Previously filed.

 (1) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) for the fiscal year ended July 31, 1996, filed with the Commission on October 24, 1996 and incorporated by reference.

 (2) Filed as an exhibit to Intuit's Form 10-Q (File No. 0-21180) for the quarter ended January 31, 1997, filed with the Commission on March 15, 1997 and incorporated by reference.

 (3) Incorporated by reference from Intuit's report on Schedule 13D with respect to its beneficial ownership of shares of Checkfree Corporation filed with the Commission on February 16, 1997.

 (4) Incorporated by reference from Intuit's report on Schedule 13D filed with the Commission on July 7, 1997.

 (5) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the Commission on August 22, 1997 and incorporated by reference.

 (6) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180), Amendment No. 1, filed with the Commission on May 19, 1998 and incorporated by reference.

 (7) Filed as an exhibit to Intuit's Registration Statement on Form S-1, filed with the SEC on February 3, 1993, as amended (File No. 33-57884) and incorporated by reference.

 (8) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) as originally filed with the SEC on October 31, 1994, as amended, and incorporated by reference.

 (9) Filed as an exhibit to Intuit's Form 10-Q (File No. 0-21180) for the quarter ended January 31, 1996, filed with the SEC on March 15, 1996 and incorporated by reference.

(10) Filed as an exhibit to Intuit's Registration Statement on Form 8-A (File No. 0-21180) filed with the SEC on May 5, 1998 and incorporated by reference.

(11) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) for the fiscal year ended July 31, 1998, filed with the SEC on October 6, 1998 and incorporated by reference.

(12) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the SEC on May 2, 1998 and incorporated by reference.

ITEM 22.       UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        Provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


















                      [THIS SPACE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on this 19th day of March, 1999.



                                  INTUIT INC.

                                  By: /s/ Greg J. Santora
                                     -------------------------------------------
                                      Greg J. Santora
                                      Vice President and Chief Financial Officer

                                      POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.


NAME                                                TITLE                                 DATE
----                                                -----                                 ----

PRINCIPAL EXECUTIVE OFFICER:

/s/ William H. Harris, Jr.*           President, Chief Executive Officer             March 19, 1999
------------------------------------  and Director
William H. Harris, Jr.

PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL
ACCOUNTING OFFICER:

/s/ Greg J. Santora                   Vice President and Chief Financial Officer     March 19, 1999
------------------------------------
Greg J. Santora

ADDITIONAL DIRECTORS:

/s/ William V. Campbell*              Chairman of the Board of Directors             March 19, 1999
------------------------------------
William V. Campbell

/s/ Scott D. Cook*                    Chairman of the Executive Committee of         March 19, 1999
------------------------------------  the Board of Directors
Scott D. Cook

/s/ Christopher W. Brody*             Director                                       March 19, 1999
------------------------------------
Christopher W. Brody

/s/ L. John Doerr*                    Director                                       March 19, 1999
------------------------------------
L. John Doerr

                                      Director                                       March   , 1999
------------------------------------
Donna L. Dubinsky

/s/ Michael R. Hallman*               Director                                       March 19, 1999
------------------------------------
Michael R. Hallman

/s/ Burton J. McMurtry*               Director                                       March 19, 1999
------------------------------------
Burton J. McMurtry


*By: /s/ Greg J. Santora
    ---------------------------------
        Greg J. Santora
        Attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
 2.01 -- Exchange Agreement between Intuit and Kabushiki Kaisha Milkyway and its stockholders dated December 26, 1995 (schedules and similar attachments will be furnished to the Commission upon request).(1)

 2.02 -- Agreement and Plan of Merger among Checkfree Corporation, Checkfree
         Acquisition Corporation II, Intuit and Intuit Services Corporation dated September 15, 1996 (schedules and similar attachments will be furnished to the Commission upon request).(1)

 2.03 -- Amendment No. 1 to Agreement and Plan of Merger dated as of September
         15, 1996 by and among Intuit Inc., Intuit Services Corporation,
         Checkfree Corporation and Checkfree Acquisition Corporation II.(2)

 2.04 -- Amended and Restated Checkfree Corporation Stock Restriction Agreement dated September 15, 1996 between Intuit and Checkfree Corporation.(3)

 2.05 -- Stock Purchase Agreement, dated as of June 11, 1997, between Excite,
         Inc. and Intuit.(4)

 2.06 -- Stock Purchase Agreement dated as of August 6, 1997 by and among
         Intuit, Broderbund Software, Inc. and Parsons Technology, Inc.
         (schedules and similar attachments to be furnished to the Commission upon request).(5)

 2.07 -- Amended and Restated Registration Rights Agreement dated as of
         September 15, 1996 between Intuit and Checkfree Corporation.(2)

 2.08 -- Nomination and Observer Agreement, dated as of June 25, 1997, between Excite, Inc. and Intuit. (4)

 2.09 -- Registration Rights Agreement, dated as of June 25, 1997, between
         Excite, Inc. and Intuit. (4)

 2.10 -- Right of First Refusal Agreement, dated as of June 25, 1997, between
         Excite, Inc. And Intuit. (4)

 2.11 -- Amendment to Restated and Amended Investors' Rights Agreement, dated as of June 25, 1997, among Excite, Inc., Institutional Venture Partners
         VI, Institutional Venture Management VI, IVP Founders Fund I, L.P.,
         Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund, KPCB
         Information Sciences Zaibatsu Fund II and Intuit. (4)

 2.12 -- Asset Purchase Agreement by and among Lacerte Software Corporation,
         Lacerte Educational Services Corporation, Intuit Inc. and IL
         Acquisition Corporation, dated May 18, 1998. (6)

 4.01 -- Certificate of Incorporation of Intuit dated February 1, 1993.(7)

 4.02 -- Certificate of Amendment to Intuit's Certificate of Incorporation dated December 14, 1993.(8)

 4.03 -- Certificate of Amendment to Intuit's Certificate of Incorporation dated January 18, 1996.(9)

 4.04 -- Certificate of Designations of Series B Junior Participating
         Preferred Stock dated May 1, 1998.(10)

 4.05 -- Amended and Restated Rights Agreement, dated October 5, 1998.(11)

 4.06 -- Certificate of Retirement of Series A Preferred Stock dated
         September 16, 1998.(11)

 4.07 -- Bylaws of Intuit, as amended and restated effective April 29, 1998.(12)

 4.08 -- Form of Specimen Certificate for Intuit's Common Stock.(11)

 4.09 -- Form of Right Certificate for Series B Junior Participating
         Preferred Stock (included in Exhibit 4.05).(11)

 5.01 -- Opinion of Fenwick & West regarding legality of the securities being issued.*

23.01 -- Consent of Fenwick & West (included in Exhibit 5.01).*

23.02 -- Consent of Ernst & Young LLP, Independent Auditors.*

23.03 -- Consent of PricewaterhouseCoopers LLP, Independent Auditors.*

24.01 -- Power of Attorney (see Page II-6 of this Registration Statement).*


----------------------

  *   Previously filed.

 (1) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) for the fiscal year ended July 31, 1996, filed with the Commission on October 24, 1996 and incorporated by reference.

 (2) Filed as an exhibit to Intuit's Form 10-Q (File No. 0-21180) for the quarter ended January 31, 1997, filed with the Commission on March 15, 1997 and incorporated by reference.

 (3) Incorporated by reference from Intuit's report on Schedule 13D with respect to its beneficial ownership of shares of Checkfree Corporation filed with the Commission on February 16, 1997.

 (4) Incorporated by reference from Intuit's report on Schedule 13D filed with the Commission on July 7, 1997.

 (5) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the Commission on August 22, 1997 and incorporated by reference.

 (6) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180), Amendment No. 1, filed with the Commission on May 19, 1998 and incorporated by reference.

 (7) Filed as an exhibit to Intuit's Registration Statement on Form S-1, filed with the SEC on February 3, 1993, as amended (File No. 33-57884) and incorporated by reference.

 (8) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) as originally filed with the SEC on October 31, 1994, as amended, and incorporated by reference.

 (9) Filed as an exhibit to Intuit's Form 10-Q (File No. 0-21180) for the quarter ended January 31, 1996, filed with the SEC on March 15, 1996 and incorporated by reference.

(10) Filed as an exhibit to Intuit's Registration Statement on Form 8-A (File No. 0-21180) filed with the SEC on May 5, 1998 and incorporated by reference.

(11) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) for the fiscal year ended July 31, 1998, filed with the SEC on October 6, 1998 and incorporated by reference.

(12) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the SEC on May 2, 1998 and incorporated by reference.